November 5, 2019

Laurie DiGiovanni
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, CA 90210

       Re: YayYo, Inc.
           Amendment No. 13 to Registration Statement on Form S-1
           Filed November 1, 2019
           File No. 333-224549

Dear Ms. DiGiovanni :

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 13 to Form S-1

Liquidity, Capital Resources and Plan of Operations, page 45

1. We note that you are currently in negotiations to extend the maturity date of your
       $1,296,018 and $222,222 Notes Payable to investors. Please revise to address the status of the $880,000 Note Payable to stockholder, which is also due October 31, 2019 and clarify whether you are currently negotiating to extend this Note as well. Tell us whether you expect negotiations for all past due Notes Payable to be completed prior to effectiveness of this offering and if so, revise to indicate as such. Alternatively, revise to include a discussion of the Note holders' rights should you default on such Notes and the effect that such default(s) will have on your financial position, operations and liquidity.
 Laurie DiGiovanni
FirstName LastNameLaurie DiGiovanni
YayYo, Inc.
Comapany 5, 2019
November NameYayYo, Inc.
Page 2
November 5, 2019 Page 2
FirstName LastName
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Matt Crispino, Senior Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Peter DiChiara, Esq.